Exhibit 99.2

Management’s Discussion and Analysis

Year Ended December 31, 2019

(Expressed in United States dollars, except per share amounts and where otherwise noted)

March 13th, 2020

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. References to “Entrée” and the “Company” are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form (“AIF”)), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” with an effective date of January 15, 2018 prepared by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited).

2019 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

●

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see “Overview of Business” below). On November 12, 2019 and January 16, 2020, OTLLC’s 66% shareholder Turquoise Hill Resources Ltd. (“Turquoise Hill”) provided an update on underground development on the Oyu Tolgoi mining licence:

o

Construction of Shaft 2 was completed in October 2019 allowing for the movement of 300 people per cage cycle versus a maximum of 60 people per cage cycle through Shaft 1. Underground development material is also being lifted to surface via the Shaft 2 production hoist.

o

Productivity improvements resulted in increased underground lateral development rates during the fourth quarter of 2019, with an average rate of 1,607 equivalent meters (“eqm”) compared to 1,214 eqm in the third quarter of 2019, with December seeing a record 1,809 eqm.

o

Construction is progressing on Shafts 3 and 4 with both collars now installed. Final preparations are now underway to enable commencement of main sinking operations for both shafts during the second quarter of 2020.

o

As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the mine design in the 2016 Oyu Tolgoi Feasibility Study (“OTFS16”). Preliminary estimates indicate that sustainable first production from the Oyu Tolgoi mining licence could be delayed by 16 to 30 months compared to Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the Oyu Tolgoi underground project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill. To address these risks, a number of refinements are under review to determine the final mine design.

o

The first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0. This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be provided.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

o

Turquoise Hill anticipates detailed analysis work on the mine design to be completed during the first half of 2020, and a definitive estimate (the “Definitive Estimate”), which will include the estimate of cost and schedule for the underground project based on the updated design of Panel 0, is expected to be delivered in the second half of 2020.

Entrée/Oyu Tolgoi JV Property

●

Once OTLLC, Turquoise Hill and Rio Tinto International Holdings Ltd. (“Rio Tinto”) have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on mineral resources and reserves estimates and underground development cost and schedule for the Entrée/Oyu Tolgoi JV Property. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

●	During Q1 2019, the Company disposed of all its share investment in Anglo Pacific Group PLC (“Anglo Pacific”) common shares for net proceeds of $1.0 million and realized a $0.1 million gain;

●

On October 1, 2019, the Company’s common shares commenced trading on the Over-the-Counter OTCQB Venture Market (“OTCQB”) under the trading symbol “ERLFF” and discontinued trading on the NYSE American LLC (“NYSE American”);

●	For the full 2019 year, the operating loss was $2.1 million compared to an operating loss of $1.8 million in 2018;

●

For the full 2019 year, operating cash outflow before working capital was $1.5 million. Operating cash outflow for 2019 was higher than 2018 mostly due to no receipts in 2019 associated with the Administrative Services Agreement with Mason Resources Corp. (“Mason Resources”) which was terminated at the end of 2018. Entrée also incurred a modest amount of one time external advisor costs relating to the Entrée/Oyu Tolgoi joint venture (the “Entrée/Oyu Tolgoi JV”); and

●	As at December 31, 2019, cash was $5.4 million and the working capital balance was $5.5 million.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the “Entrée/Oyu Tolgoi JV Property”) – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company also has the following assets:

●

Blue Rose JV – a 56.53% interest in the Blue Rose joint venture (“Blue Rose JV”) on minerals other than iron ore on Exploration Licence 6006 (“EL 6006”) in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.

●	The right to Cañariaco Project Royalty Pass-Through Payments (see “Investments” section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at December 31, 2019 and the date of this MD&A, Rio Tinto beneficially owns 30,366,129 common shares (including 13,799,333 common shares held by Turquoise Hill), or 17.3% of the outstanding shares of the Company. As at December 31, 2019, Sandstorm Gold Ltd. (“Sandstorm”) owned 36,136,880 common shares, or 20.6% of the outstanding shares of the Company. As at the date of this MD&A, Sandstorm owns 37,136,880 common shares, or 21.2% of the outstanding shares of the Company.

Effective October 1, 2019, the Company voluntarily withdrew its common shares from listing on NYSE American and its common shares commenced trading on the OTCQB under the trading symbol “ERLFF”. On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) and discontinued trading on the TSX Venture Exchange. The trading symbol remained “ETG”.

OUTLOOK AND STRATEGY

The Company’s primary objective for the 2020 year is to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company’s expected 2020 full year expenditures, which include Mongolian site management and compliance costs, are between $1.5 million and $1.7 million.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2018 Technical Report Highlights

In Q1 2018, the Company announced the results of a technical report (the “2018 Technical Report”) completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, a reserve case (the “2018 Reserve Case”) and a Life-of-Mine (“LOM”) Preliminary Economic Assessment (the “2018 PEA”). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of the second lift of Hugo North Extension (“Lift 2”) and Heruga into an overall mine plan with Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within OTFS16, completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA. In 2019, subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule reflected in OTFS16 and the 2018 Technical Report. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on mineral resources and reserves estimates and overall cost and schedule for the underground development.

LOM highlights of the production from the 2018 Reserve Case and the 2018 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	—
Indicated Resource Feed		—	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		—	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378

Notes:

1.	Mineral reserves and mineral resources are reported on a 100% basis.

2.	Entrée has a 20% interest in the above processed material and recovered metal.

3.	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.

4.	Copper equivalent (“CuEq”) is calculated as shown in the footnotes to the Mineral Resources Table below.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the 2018 Technical Report only contemplates the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Below are some of the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis.

Key items per the 2018 Reserve Case outputs are as follows:

●	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 is assumed to start in 2021 with initial block cave production starting in 2026.

●	14-year mine life (5-years development production and 9-years block cave production).

●

Maximum production rate of approximately 24,000 tonnes per day (“tpd”), which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

Key items per the 2018 PEA outputs are as follows:

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée/Oyu Tolgoi JV Property	Units	2018 PEA (1)
		HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
Mine Life (2)	Years	33	77*
Metal Recovered (3) ● Copper ● Gold ● Silver	Mlb Koz Koz	5,579 2,637 20,442	10,497 9,367 45,378

Notes:

1.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2.

*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.

3.	Entrée has a 20% attributable interest in the recovered metal.

●	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

●	Development schedule assumptions for Entrée/Oyu Tolgoi JV Property:

–	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

–	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

–	2065 Heruga development production and in 2069 initial block cave production

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development.

Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on resources and reserves estimates and overall cost and schedule for the underground development. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The “Entrée/Oyu Tolgoi JV Project” (shown on Figure 1) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see “Shivee West Property Summary” below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Airstrip, Bumbat Ulaan, Mag West, Gravity Ridge and Southwest IP.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres (“km”) south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

●	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

–

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Based on the mine design discussed in OTFS16 and the 2018 Technical Report, development would cross north onto the Entrée/Oyu Tolgoi JV Property in approximately 2021. Hugo North Extension Lift 1 Probable reserves include 35

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

million tonnes (“Mt”) grading 1.59% copper, 0.55 grams per tonne (“g/t”) gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, the Company will be able to assess the potential impact on mineral resources and reserves and the development schedule for the Entrée/Oyu Tolgoi JV Property.

–

Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

●

The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south with a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property and are part of the alternative, 2018 PEA mine plan include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

●	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

2.	** Outline of mineralization projected to surface.

3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Figure 1 shows the location of a north-northeast oriented, west-looking cross section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The cross section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The deposits that are included in the mine plans for the two alternative cases, the 2018 Reserve Case and the 2018 PEA, are shown on Figure 2.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2018 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 13, 2020 and to the full text of the 2018 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs). Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The 2018 Technical Report is based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates prepared for OTFS16, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The 2018 Technical Report has not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on resources and reserves estimates and overall cost and schedule for the underground development. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on its share of capital and operating costs in the two alternative cases, the 2018 Reserve Case and the 2018 PEA.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The following Entrée/Oyu Tolgoi JV Property mineral resource estimates reported in the 2018 Technical Report for the Hugo North Extension and Heruga deposits have an effective date of January 15, 2018:

Entrée/Oyu Tolgoi JV Property– Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Indicated	122	1.68	0.57	4.21		2.03	4,515	2,200	16,500
Inferred	174	1.00	0.35	2.73		1.21	3,828	2,000	15,200
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,604	20,410	75,932	424

Notes:

1.	Mineral resources have an effective date of January 15, 2018.

2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.

Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A net smelter return (“NSR”) of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing, and $1.81/t for general and administrative (“G&A”). This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.

4.

Considerations for reasonable prospects for eventual economic extraction for Hugo North included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off. Inferred resources at Heruga have been constrained using a CuEq cut-off of 0.37%.

5.

Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

6.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a feasibility level or better to state the underground mineral reserve. There is no Measured mineral

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.00/t NSR. Future mine planning studies may examine lower shut-offs.

The following Entrée/Oyu Tolgoi JV Property mineral reserve estimate reported in the 2018 Technical Report has an effective date of January 15, 2018:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Recovered Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Mineral reserves have an effective date of January 15, 2018.

2.

For the underground block cave, all mineral resources within the shell has been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.

3.

A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used to define the footprint and column heights. An average dilution entry point of 60% of the column height was used.

4.

The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.

5.

Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

6.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

On July 15, 2019, Turquoise Hill stated that current information indicates that Oyu Tolgoi mineral reserves will not be materially impacted by the mine design options being considered; however, ongoing reviews will be considered as work progresses.

Exploration Potential

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2019 on the Entrée/Oyu Tolgoi JV Property has focused on several near-surface targets and prospects on both the Shivee Tolgoi mining licence (Airstrip and Gravity Ridge) and the Javkhlant mining licence (Southeast IP, Mag West, Bumbat Ulaan and Castle Rock) (refer to Figure 1).

The Airstrip target is located southwest of the airport and is defined by a gravity high anomaly in Carboniferous-age basalts, west of the north projection of the Oyu Tolgoi trend. A 2018 dipole-dipole induced polarization (“IP”) survey, comprised of three, east-west oriented lines resulted in strong IP chargeability anomalies (~10mV/V) on Lines 1 and 2 that appear to widen out to the north. On the western edge of Line 2, a weaker (~7mV/V) chargeability anomaly is coincident with an isolated gravity high close to the boundary of granodiorite and basalt. A total of 58 shallow (30-120 metres depth) polycrystalline diamond composite holes have been drilled here intersecting various intrusive phases of rock. No significant intervals of sulphide mineralization were encountered, although one hole did intersect 11 metres grading 0.14% copper and 0.26 g/t gold from 52 metres depth. A scissor hole below this did not intersect any significant mineralization. During 2018, additional alteration and age dating analysis was completed on the drill samples along with surface ground magnetic and gravity surveys and a Tromino survey (to determine the depth of overburden and to apply gravity survey corrections). Drilling was planned for 2018, but none was completed. Seven reverse circulation (“RC”) drill holes totaling 1,850.9 metres were drilled during 2019. Entrée has not received detailed drill results however a summary report indicates that the holes targeted the IP and gravity anomalies at relatively shallow depths with no significant copper mineralization intersected. It is thought that the source of the IP (chargeability) anomaly was patchy pyrite within the host lithologies, which ranged from trace amounts up to approximately 6%. The rocks intersected by the drilling are Carboniferous-aged units dominated by basalt and basaltic andesite lava intruded by rhyolite and quartz monzonite with weak propylitic alteration. Hole EGRC146 returned 4 metres grading 0.93 g/t gold, 593 parts per million (“ppm”) copper and 2.8 g/t silver from 152.8 metres to 156.8 metres depth within basaltic andesite lava.

The Gravity Ridge target is based on a gravity survey that covered the Oyu Tolgoi trend from the Hugo North Extension northwards. The Gravity Ridge target area occurs between known porphyry at the Ulaan Khud prospect and the Airstrip target to the west. Previous consultant studies have identified this as a strong exploration target to test the northward continuation of the Oyu Tolgoi trend of mineralization in areas where it may be concealed beneath thrust plate

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

lithologies or Cretaceous cover. Limited previous work has been completed at Gravity Ridge and OTLLC completed desktop reviews in 2019, as well as an IP geophysical survey. Three east-west oriented lines totaling 25 km were surveyed with IP and the results were pending at the time of this MD&A. Entrée is not aware of any drilling that was completed during 2019.

The Southeast IP prospect comprises several clusters of 60 to 511 ppm copper soil anomalies, together covering about 3 km by 3 km, adjacent to a strong gradient array IP (chargeability) anomaly. The source of the IP anomaly was not evident through recent follow-up reconnaissance work. These anomalies are located over Carboniferous-aged rocks and additional geological mapping and interpretation completed during 2018 (1:5000 scale covering 1,830 ha) infers that a Devonian window of rocks could occur immediately west of the IP anomaly. Further exploration, including drilling was budgeted for this prospect in 2018, however only additional geological mapping was completed. During 2019 additional field mapping was completed around the target area followed by 10 wide-spaced RC drill holes totaling 2,131.8 m. Entrée has not received detailed drill results; however a summary report indicates that the holes targeted the IP anomaly at relatively shallow depths and did not intersect any significant copper mineralization. Hole EJRC0073 did intersect minor malachite (copper-oxide) mineralization within a granodiorite dyke at 148 metres depth. According to OTLLC the amount of pyrite in the rocks intersected by the drilling was not enough to be the source of the IP anomaly, which still remains unexplained. All rocks intersected were Carboniferous-age and no target Devonian lithologies have been identified to date.

At the Mag West prospect, a previous IP survey revealed a strong chargeability anomaly adjacent to a magnetic high anomaly that OTLLC believes has not been sufficiently tested. The main geological units are Carboniferous basaltic lapillic tuff and Carboniferous granite. A previous soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Additional geological mapping was also completed (1:5000 scale covering 430 ha). Four target areas have been identified at Mag West based on the previous work. Although drilling was initially proposed for 2018, no holes were drilled. The 2019 exploration program has comprised additional geological work and ground truthing of anomalies, HALO spectral mapping, soil geochemistry reviews, reconnaissance work, and 21 rock chip samples. OTLLC reports that anomalous values of copper and molybdenum were returned from the rock chip sampling, however no details were provided to Entrée with the actual values. OTLLC believes that the rock sampling results support the existing soil survey results, with molybdenum more prevalent in the north, associated with a bleached and silicified lithocap. Seven RC drill holes to a depth of 250 metres were budgeted for 2019, however the local communities requested that drilling be deferred so that it did not interfere with areas of winter shelter and sheep grazing. The plan is to drill these holes during the first quarter 2020.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap near the western edge of the property. In 2018, the prospect saw additional geological mapping (1:5000 scale over 1,050 ha), along with gravity, IP and magnetic geophysical surveys and soil sampling. The lithocap trends northeast and is characterised by a series of NE-SW silica dykes with moderate magnetite alteration and hematite stains, hosted within argillic altered rhyodacite. Five separate target areas have been identified based on the geophysical survey results, along with soil survey results and geological mapping/sampling. In 2019 exploration work has comprised HALO spectral mapping, review of soil geochemistry, geophysics (IP) and reconnaissance work. The HALO spectral measurements included 301 samples from the northern end of the target and 114 from the south portion. Results of the samples show the northern area hosts a narrow advanced argillic alteration zone with pyrophyllite-topaz-muscovite-illite and minor dickite assemblages. The advanced argillic zone at the southern part is slightly larger and is dominated by pyrophyllite-alunite-diaspore with strong hematite-goethite staining. OTLLC interprets the mineral occurrences within the two advanced argillic zones to be proximal to a potential heat source. In addition to the HALO sampling, 28 outcrop rock samples were collected at South Bumbat and of these, eight returned anomalous molybdenum values ranging from 11 to 20 ppm. Limited copper values were associated with the advanced argillic areas, potentially due to leaching as a result of the acidic environment. One sample from the periphery of the southern advanced argillic zone returned 0.18% copper, 967 ppm manganese and 457 ppm zinc, and is considered important since an anomalous manganese and zinc halo is quite common distal to a porphyry system with depletion at the center. A total of 33 line-km of IP survey were also completed along five, east-west oriented lines. The results of this survey were pending at the time of this MD&A. Ten RC drill holes to a depth of 250 metres were budgeted for 2019, however due to proximity to winter shelters and some holes being within a 50 metre buffer zone of cultural heritage sites, the drilling was delayed. All sites are being reviewed to see which are accessible and based on this some are being re-located. Following this review the plan is to drill in the first quarter 2020.

Castle Rock is a porphyry-style target located about five km southwest of the Heruga deposit. Previous work at Castle Rock had identified this as a priority, near-surface target based on a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covering an area of about 1.5 km by 2.0 km coincident with a 400 metre by 400 metre area of outcropping quartz-

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

sericite-illite altered dacite intrusive. In addition, a strong north-trending IP chargeability anomaly is coincident with the zone and two east-west dipole-dipole IP lines further outline the anomaly. During 2018 mapping identified scattered outcrops with sheeted and irregular quartz veining hosted within the dacite, along with occasional quartz breccia veins with oxidized sulphides. A gravity survey was completed during 2018, followed by two RC drill holes, EJRC0046 (250 metres depth) and EJRC0047 (227 metres depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. These sequences were intruded by several fresh, unmineralized porphyritic dacite dykes, and occasional hornblende-biotite andesite dykes. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite, however the lack of copper mineralization and porphyry alteration downgrades the near-surface exploration potential for this target. The potential for porphyry mineralization at depth remains a lower priority target. No drilling was budgeted for this prospect during 2019.

In addition to the above work the following field work was completed or was scheduled during 2019:

●	Geological Mapping: Ductile Shear area (west of the Airstrip Target) – 2,603 ha; West Javkhlant area – 4,288 ha

●	Soil Sampling: Ductile Shear area – 380 samples

●	Geochronology and Whole Rock Analysis: overall property – 63 samples for Whole Rock and 21 for Geochronology

●	Rock Chip Sampling: Shivee Tolgoi – 39 samples; Javkhlant – 49 samples

●	Geophysics: Ground magnetics at West Javkhlant (60% complete); DDIP survey at Javkhlant pending

●	MIRA 3D Modelling: Mira Geoscience produced a 3D geological model over the entire Project with the following main outcomes:

–	Advancement of the existing GOCAD Mining Suite project compilation for the Oyu Tolgoi study area

–	Data compilation for the base of cover, which has been updated and used to cover-correct the gravity data

–	A 3D fault network model has been constructed comprising of a total 37 faults

–	Interpretation and modelling of the major formations across the area of interest (intrusives and faulted stratigraphy)

–	A 3D geological block model was constructed from the various lithological and structural domains

–	Density and susceptibility variations within the geological domains were determined using geologically constrained inversion techniques

–	Soil geochemical data was reviewed and analysed, with a view towards vectoring towards mineralisation

–	Modelling results and other targeting criteria were used to identify potential prospective areas which are to be combined with current target prioritisation work

Soil geochemistry was also reviewed in selected portions of the Entrée/Oyu Tolgoi JV Property, including Bumbat Ulaan, West Mag (5 areas), West Grid (6 areas) and T1231 (1 area; this target is in the Shivee Tolgoi licence to the east of OTLLC’s Oyu Tolgoi licence). The soil geochemistry interpretation work provided soil anomalies and alteration features based on all products/maps derived from univariate Cu, Mo, Au, Ag, Pb and Zn including Cu/Sc and Cu/Fe normalisation, RGB zonation and chalcophile long multivariate analysis. According to OTLLC, alteration mapping appears to be possible with Oyu Tolgoi soils due to the immature nature of the soil profile with reasonable proportions of lithic fragments. Spatially coherent zones of subtle potassic alteration are evident, along with some soils showing sericite/phyllic characteristics. On-going work includes interpretation of spectral data collected on the soils and lithogeochemistry. Soil anomalies have been prioritised and are being evaluated through ground truthing and rock chip sampling. Priority was placed on anomalies over 2019 drill targets to ensure drill planning was optimized.

Finally, during 2019 augite basalt sampling was completed over mapped Devonian-aged basalt to determine background values and an “immobile element ratio” fingerprint for these rocks to distinguish from Carboniferous augite basalt in sampling and drilling. The sampling will also help determine whether a distal signature of Javkhlant I & II

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

(Heruga Southwest Prospect) is detectable at surface and thus usable as a targeting approach in other areas of mapped seemingly unaltered augite basalt.

The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 13, 2020, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of the 2018 Technical Report which is available for review on SEDAR.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (Figure 1).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV. Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%. To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Underground Development Progress

Oyu Tolgoi Project

On November 12, 2019, Turquoise Hill provided the following update regarding the Oyu Tolgoi project.

As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the OTFS16 mine design. Preliminary estimates indicate that sustainable first production for Turquoise Hill could be delayed by 16 to 30 months compared with the first quarter 2021 estimate in Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill.

To address these risks, a number of refinements are under review to determine the final mine design, and the first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0.

A mid-access drive is essentially a horizontal tunnel that cuts transversely across the mine footprint and allows OTLLC to develop both north and south within the ore body and accelerate the time to first sustainable production from the Oyu Tolgoi mining licence. Although the ground conditions do not enable OTLLC to incorporate the mid-access drive on all three levels of the underground, the inclusion on the apex level will have a positive impact on OTLLC’s schedule.

This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure, such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be finalized.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Construction of Shaft 2 was completed and the service hoist was successfully commissioned in October 2019. This is a 10 metre diameter shaft sunk to approximately 1.3 km below the surface. The shaft uses the world’s largest production hoist motor able to lift 60 tonnes and can carry 300 people in the service hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily.

Commissioning of the production hoist continues with over 2,700 tonnes of rock successfully hoisted to surface at the end of the third quarter 2019. OTLLC continues to work with the regulatory agencies to complete the permitting of the production hoist.

The load out conveyor and Shaft 2 integrated materials handling system is fully commissioned. This will enable ore to be conveyed to the concentrator as soon as the production hoist system is commissioned. The Shaft 2 production and logistics capability is a key enabler of increased underground development and construction of critical underground infrastructure such as the Primary Crusher 1 and the material handling systems that support the start of production ramp-up.

Other key infrastructure components completed during the third quarter 2019 include the central heating plant, the Shaft 2 jaw crusher system and the Shaft 2 surface discharge conveyor.

Shaft 3 pre-assembly of headframe modules commenced during the third quarter, while Shaft 4 vertical assembly of the sinking stage was completed, along with the commencement of stage fit-out. Primary Crusher 1 civil works are ongoing with the team successfully constructing the 8 metres of wall at the underside of the surge bin.

Lateral underground development in the third quarter 2019 accelerated. Extensive focus on productivity gains on the most critical development areas has reaped substantial improvements. Underground development progressed 3.6 total equivalent km and 3.2 lateral km during the third quarter. Between the restart of underground development in May 2016 and the end of the third quarter 2019, 28.0 total equivalent km and 22.1 km of lateral development have been completed.

The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (Kilometres)	Mass Excavation (000 metres)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.7
2018	10.3	7.9	59.5
Q1 2019	3.2	2.3	21.4
Q2 2019	3.2	2.4	19.3
Q3 2019	3.6	3.2	11.4
TOTAL	28.0	22.1	146.3

Turquoise Hill reported that it expects to have enough liquidity to fund its operations and underground development including progression of a Tavan Tolgoi-based power plant, into the first quarter 2021. Taking into consideration the estimated impacts of recently announced increases to underground development capital, as well as delays to first sustainable production from the Oyu Tolgoi mining licence, Turquoise Hill expects to need significant incremental financing to sustain its underground development and construction of a Tavan Tolgoi-based power plant beyond this timeframe. Turquoise Hill and OTLLC have the option to raise additional external financing subject to required approvals, to assist in funding development going forward, including during underground commissioning and ramp up. Turquoise Hill will have greater clarity on its incremental funding requirement as the Definitive Estimate progresses; however, preliminarily estimates indicate significant incremental financing will be required above the $2.7 billion in liquidity currently available to it. Turquoise Hill has put forward a proposal to Rio Tinto as to how best to source incremental funding necessary to progress underground development over and above its $2.7 billion of available liquidity.

On January 16, 2020, Turquoise Hill noted that productivity improvements resulted in increased underground lateral development rates during the fourth quarter 2019, with an average rate of 1,607 eqm compared to 1,214 eqm in the third quarter, with December seeing a record 1,809 eqm. Construction is progressing on Shafts 3 and 4 with both collars now installed. Final preparations are underway to enable commencement of main sinking operations for both shafts

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

during the second quarter of 2020. Detailed analysis work on the mine design is still anticipated to be completed during the first half of 2020, and the Definitive Estimate, which will include the estimate of cost and schedule for the underground project based on the updated design of Panel 0, is still expected to be delivered in the second half of 2020.

Oyu Tolgoi Power Supply

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. The Power Source Framework Agreement (“PSFA”) entered into between OTLLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of a Tavan Tolgoi-based power solution for the Oyu Tolgoi mine by June 30, 2023. The power plant would be majority-owned by OTLLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 km from the Oyu Tolgoi mine.

On February 17, 2020, Turquoise Hill announced the submission of a Feasibility Study for the Tavan Tolgoi Power Plant (“TTPP”) project to the Government of Mongolia by OTLLC.

The TTPP Feasibility Study is based on a 300 MW coal fired power plant to be located in Tsogttsetsii soum of Umnugovi province, with a total project cost estimate of up to $924 million, pending consideration of certain amounts yet to be finalized such as government fees, licenses and certain reimbursements per the Tavan Tolgoi Investment Agreement.

OTLLC has made significant progress to develop a cost competitive and optimal solution for TTPP with a fully negotiated engineering, procurement and construction contract that is now ready for signature. The current schedule targets two units of the TTPP to be operational by June 2024. The existing PSFA specifies target dates for milestones to be achieved through mutual cooperation between OTLLC and the Government of Mongolia, several of which have now passed. In accordance with the terms of the PSFA, OTLLC has given notice and is currently seeking a mutually acceptable alternative basis on which to proceed with securing long term domestic power supply for Oyu Tolgoi.

Tax Dispute

On February 20, 2020, Turquoise Hill announced that OTLLC has been unable to reach a resolution of its previously announced dispute with the Mongoian Tax Authority with respect to a tax assessment for approximately $155 million relating to an audit on taxes imposed and paid by OTLLC between 2013 and 2015. OTLLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions in the Oyu Tolgoi Investment Agreement. Turquoise Hill remains of the opinion that OTLLC has paid all taxes and charges required to be paid under the Oyu Tolgoi Investment Agreement, the June 8, 2011 Amended and Restated Shareholders’ Agreement (the “Shareholders Agreement”), the May 18, 2015 Oyu Tolgoi Underground Mine Development and Financing Plan (the “Mine Plan”) and Mongolian law.

Mongolian Parliamentary Working Group

As reported by Turquoise Hill, in March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (“Working Group”) that consisted of 13 Members of Parliament to review the implementation of the Oyu Tolgoi Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, OTLLC received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

Turquoise Hill subsequently reported that a new working group of nine Members of Parliament had been established to take the Working Group report and draft a resolution directing the Cabinet on recommendations related to Oyu Tolgoi. The draft resolution was submitted to the Economic Standing Committee of the Parliament and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. The resolution was published on December 6, 2019. On December 11, 2019, Turquoise Hill reported that the resolution includes measures to improve the implementation of the Oyu Tolgoi Investment Agreement and the Shareholders Agreement, improve the Mine Plan and explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34% for

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

a special royalty. Turquoise Hill noted that the resolution will serve as the basis of future discussions in relation to the Oyu Tolgoi project.

Entree/Oyu Tolgoi JV Property

Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on resources and reserves estimates, the estimated timing and amount of development production and initial block cave production from Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property and any potential change to Entrée’s estimated share of capital and operating costs. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

2019 Review

For the three months ended December 31, 2019 and December 31, 2018, Entrée expenses related to Mongolian operations were not significant. For the full year ended December 31, 2019, expenses related to Mongolian operations were $0.2 million compared to $0.1 million for the 2018 year. In 2019 and 2018, these costs represented in-country administration expenses.

BLUE ROSE JV – AUSTRALIA

Summary

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Hancock Prospecting Pty Ltd, retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited (“FML”), a subsidiary of Lodestone Equities Limited (“Lodestone”) pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the “Deed”) with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

2019 Review

Expenditures in 2019 were minimal and related to administrative costs in Australia.

Entrée was the registered holder and beneficial owner of 3,060 ordinary class shares in Bonython Metals Group Pty Ltd (“BMG”). A liquidator was appointed to BMG on May 3, 2012. On March 18, 2019 and April 5, 2019, the Federal Court of Australia ordered the liquidator to make a distribution of surplus funds to shareholders. A distribution of surplus at the rate of 3.2207% per share was declared and on July 8, 2019 the liquidator issued a cheque to Entrée in the amount of A$27,281.81 which was received by the Company in Q3 2019.

INVESTMENTS

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% NSR royalty (the “Cañariaco Project Royalty”) on Candente’s 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, a public company listed on the London Stock Exchange (“LSE”) and the TSX, whereby the Company transferred all the issued and outstanding shares of its

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty (“Cañariaco Project Royalty Pass-Through Payments”) as follows:

●	20% of any Cañariaco Project Royalty payment received for any calendar quarter up to and including December 31, 2029;

●	15% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

●	10% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of $nil to the Cañariaco Project Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

In 2019, the Company disposed of all its investments in Anglo Pacific common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three years ended December 31 were:

	2019	2018	2017

Expenses

Exploration	$173	$175	$332

General and administrative	1,490	1,145	1,656

Share-based compensation	340	506	678

Depreciation	105	22	20

Other	-	(13)	192

Operating loss	2,108	1,835	2,878

Gain on sale of investments	(123)	-	-

Foreign exchange (gain) loss	(195)	287	(380)

Interest income	(137)	(111)	(116)

Interest expense	319	307	287

Loss from equity investee	273	175	215

Finance costs	29	-	-

Deferred revenue finance costs	3,250	2,985	-

Gain on sale of mining property interest	-	(353)	-

Unrealized loss on investments	-	73	-

Loss on the Arrangement	-	-	33,627

Loss before income taxes	5,524	5,198	36,511

Income tax recovery	-	-	(72)

Net loss from continuing operations	5,524	5,198	36,439

Discontinued operations

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Net loss from discontinued operations	-	-	176

Net loss for the year	5,524	5,198	36,615

Other comprehensive loss (income)

Foreign currency translation	2,095	(3,372)	1,684

Total comprehensive loss	$7,619	$1,826	$38,299

Net loss per common share

Basic and fully diluted – continuing operations	$(0.03)	$(0.03)	$(0.21)

Basic and fully diluted – discontinued operations	$(0.00)	$(0.00)	$(0.00)

Total assets	$6,102	$7,432	$8,257

Total non-current liabilities	$52,907	$46,835	$32,499

Operating Loss:

During the year ended December 31, 2019, the Company’s operating loss was $2.1 million compared to $1.8 million and $2.9 million for the years ended December 31, 2018 and 2017, respectively.

Exploration costs in 2019 included expenditures of $0.2 million for administration costs in Mongolia compared to $0.1 million in the comparative 2018 and 2017 periods. Holding costs on all other properties in 2019, 2018 and 2017 were insignificant.

Overall, general and administration expenditures in 2019 were 30% higher compared to the same period in 2018 due to an increase in advisory and travel costs in relation to discussions regarding potential amendments to the Entrée/Oyu Tolgoi JVA in 2019 and no receipt of cost-recovery reimbursements from Mason Resources which were received in 2018. For further information on the arrangement with Mason Resources, reference should be made to the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 and the related MD&A. General and administration expenditures in 2018 were 31% lower compared to the same period in 2017 due to the reduction in corporate overhead costs in 2018.

Depreciation expenses in 2019 were higher compared to the comparative period in 2018 and 2017 due to the adoption of new IFRS accounting standard relating to leases effective January 1, 2019 (see “Accounting Changes” below).

Non-operating Items:

The gain on sale of investments of $0.1 million in 2019 is related to the disposal of all investments in Anglo Pacific common shares for net proceeds of $1.0 million (see “Investments” above).

The foreign exchange gain in 2019 was primarily the result of movements between the C$ and US dollar as the Company holds its cash in both currencies and the loan payable is denominated in US dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream.

The total assets as at December 31, 2019 were comparable to the balance at December 31, 2018 while total non-current liabilities were higher due to recording the non-cash deferred revenue finance costs for the 2019 year.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Quarterly Financial Data – 2 year historic trend

	Q4 19	Q3 19	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18

Exploration	$39	$63	$31	$40	$38	$41	$26	$70

General and administrative	402	326	385	377	202	298	209	424

Share-based compensation	339	-	-	1	453	13	23	17

Depreciation	25	27	26	27	5	5	6	6

Operating loss	805	416	442	445	698	357	264	517

Unrealized loss on investments	-	-	-	-	1	3	69	-

Foreign exchange (gain) loss	(137)	84	(122)	(20)	145	(81)	88	135

Interest expense, net	50	44	43	45	50	47	48	51

Loss from equity investee	96	77	40	60	66	34	61	13

Deferred revenue finance costs	837	820	804	789	761	750	743	731

(Gain) loss on sale of asset / investment	-	-	-	(123)	8	-	(361)	-

Finance costs(1)	6	6	7	10	-	-	-	-

Net loss	$1,657	$1,447	$1,214	$1,206	$1,729	$1,110	$912	$1,447

Basic/diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

1.

Effective January 1, 2019, the Company has adopted IFRS 16, Leases (“IFRS 16”), using the modified retrospective method which applies the standard prospectively and, as such, figures related to 2018 have not been restated to conform to IFRS 16. Refer to the “Accounting Changes” section of this MD&A for more information.

Exploration and general and administrative costs have been consistent since Q1 2018 with minimal variability quarter to quarter.

Share-based compensation expenditures in Q4 2019 and Q4 2018 were due to option grants.

Interest expense, net, consists of accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense was consistent quarter on quarter.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due to exploration activity and foreign exchange changes.

Gains on sale of asset / investment was related to the disposal of Anglo Pacific common shares in Q1 2019 and the sale of the Cañariaco Project Royalty in Q2 2018.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31

	2019	2018
Cash flows used in operating activities

- Before changes in non-cash working capital items	$(1,502)	$(1,243)

- After changes in non-cash working capital items	(1,816)	(777)

Cash flows (used in) from financing activities	(34)	165

Cash flows from (used in) investing activities	1,035	(126)

Net cash outflows	(815)	(738)

Effect of exchange rate changes on cash	41	(176)

Cash balance	$5,380	$6,154

Cash flows used in operating activities per share

- Before changes in non-cash working capital items	$(0.01)	$(0.01)

- After changes in non-cash working capital items	$(0.01)	$(0.00)

During the year ended December 31, 2019, the Company has allocated a net of $4.0 million into Government Investment Certificates (“GICs”) and Redeemable Short-Term Investment Certificates (“RSTICs”) which are included in its cash balance. All amounts are secured and redeemable within 1 year.

Cash flows after changes in non-cash working capital items in 2019 were 134% higher than in 2018 due mainly to the receipt of payments associated with the Administrative Services Agreement with Mason Resources which was terminated in 2018.

Cash flows (used in) from financing activities were immaterial in 2019 and 2018.

Cash flows from (used in) investing activities in 2019 were related to the proceeds from sale of investment (see “Investments” section above).

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2019 was approximately $5.5 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Contractual Obligations

As at December 31, 2019, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years

Lease commitments	$ 339	$ 123	$ 216	$ -	$ -

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At December 31, 2019 and at the date of this MD&A, the Company had 175,470,074 shares issued and outstanding.

Share Purchase Warrants

At December 31, 2019 and at the date of this MD&A, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date

8,655	0.55	January 10, 2022

610	0.55	January 12, 2022

Stock Option Plan

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company’s closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of Entrée’s Board of Directors (the “Board”).

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

As at December 31, 2019, the Company had 9,945,000 stock options outstanding and exercisable.

The following is a summary of stock options outstanding as at the date of this report:

Number of share options (000’s)	Exercise price per share C$	Expiry date

1,300	0.28 – 0.32	July – Dec 2020

2,210	0.33 – 0.36	Mar – Nov 2021

1,880	0.52 – 0.62	May – Oct 2022

2,265	0.55 – 0.63	Feb – Dec 2023

2,290	0.365	Dec 2024

9,945

ACCOUNTING CHANGES

Effective January 1, 2019, the Company adopted IFRS 16 Leases (refer to the audited consolidated financial statements for the year ended December 31, 2019 for more information).

DEFERRED REVENUE - SANDSTORM

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

●	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

●	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s AIF dated March 13, 2020.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018

Directors’ fees	$132	$142

Salaries and benefits	$588	$1,143

Share-based compensation	$321	$461

As of December 31, 2019, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million (December 31, 2018 - $0.2 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.1 million (December 31, 2018 - $1.0 million) will become payable to certain officers and management personnel of the Company.

Administrative Services Agreement

In May 2017, Entrée completed a plan of arrangement whereby certain assets and liabilities were transferred to Mason Resources. Entrée also entered into an Administrative Services Agreement (the “ASA”) with Mason Resources whereby Entrée provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities

In December 2018, Mason Resources terminated the ASA with Entrée and paid a termination charge of $0.3 million as required by the terms of the ASA.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2019 and 2018:

December 31, 2019	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$5,380	$-	$-	$5,380

Receivables	-	26	-	26

Deposits	-	12	-	12

Total financial assets	$5,380	$38	$-	$5,418

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$72	$72

Lease liabilities	-	-	304	304

Loan payable	-	-	9,035	9,035

Total financial liabilities	$-	$-	$9,411	$9,411

December 31, 2018	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$6,154	$-	$-	$6,154

Investments	912	-	-	912

Deposits	-	12	-	12

Total financial assets	$7,066	$12	$-	$7,078

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$346	$346

Loan payable	-	-	8,380	8,380

Total financial liabilities	$-	$-	$8,726	$8,726

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

b)	Financial risk management

i) Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts and investments with large, highly rated financial institutions.

The Company’s receivables balance was not significant and, therefore, was not exposed to significant credit risk.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

ii) Liquidity risk

The Company manages liquidity risk by trying to maintain enough cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

The Company’s operating results may vary due to fluctuation in commodity price, inflation, foreign exchange rates and certain share prices.

iii) Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates.    As at December 31, 2019, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Short-term deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2019, the Company has not entered into any contracts to manage interest rate risk.

iv) Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2019, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$5,380	$6,154

Investments	-	912

Accounts payable and accrued liabilities	(72)	(346)
	$5,308	$6,720

As at December 31, 2019, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an insignificant change in net loss.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business; some of these risks and uncertainties have been discussed elsewhere in this MD&A. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Legal and Political Risk

The Minerals Law of Mongolia defines a mineral deposit of strategic importance (a “Strategic Deposit”) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than 5% of Mongolia’s gross domestic product in any given year. The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the “Oyu Tolgoi Investment Agreement”) with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the October 2004 Equity Participation and Earn-In Agreement between Turquoise Hill and Entrée, as amended and subsequently assigned to OTLLC (the “Earn-In Agreement”) to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or otherwise adversely impacts Entrée’s interest in the Entrée/Oyu Tolgoi JV Property or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On February 18, 2015, the Mongolian Parliament adopted an amendment to the Minerals Law (the “2015 Amendment”), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5%. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

On November 10, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time (the “2017 Amendments”). Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax laws came into effect on January 1, 2020. Under the new Corporate Income Tax Law (the “Restated Version”), ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

On December 5, 2018, the Minister for Mining and Heavy Industry submitted, on behalf of the Government of Mongolia, proposed amendments to the Minerals Law, the Petroleum Law, the Petroleum Product Law and other relevant laws thereto, aimed at regulating the minerals sector in greater detail to eliminate legal duplication and gaps

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

in the related legislation and to resolve discrepancies between national and local governments and minerals licence holders. It is not possible to determine when, if ever, these amendments would be adopted and in what form, or the impact they would have on Entrée’s interests.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006, which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which will take effect on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by Parliament, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry is expected to propose significant amendments to the Minerals Laws. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Investment Law, State Minerals Policy, 2015 Amendment, 2017 Amendments, Restated Version of the Corporate Income Tax Law, Decree No. 302, Law on Amendments to the Minerals Law of 2006, constitutional amendments or proposed amendments aimed at regulating the minerals sector and use of natural resources are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the Entrée/Oyu Tolgoi JVA, which came into effect in 2008, the Entrée/Oyu Tolgoi JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns 17.3% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC. The interest of Rio Tinto, Turquoise Hill, the Government of Mongolia and OTLLC are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, Turquoise Hill, the Government of Mongolia or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and

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proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

On February 27, 2013, the Mineral Resources Authority of Mongolia (“MRAM”) delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences would be lifted, it did not receive official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the Entrée/Oyu Tolgoi JVA, which bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Entrée/Oyu Tolgoi JVA or Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Entrée/Oyu Tolgoi JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation, which could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual

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arrangement with OTLLC with respect to the Shivee West Property, or the Shivee West Property is not ultimately included in the Entrée/Oyu Tolgoi JV Property pursuant to the License Fees Agreement, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On September 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated September 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Entrée is actively assessing and responding where possible to the potential impact of the COVID-19 (coronavirus) pandemic. This includes evaluating the potential impact on Entrée’s operations in Canada and Mongolia and Oyu Tolgoi underground development as well as evaluating governmental actions being taken to curtail the spread of the virus. Global or national health concerns, including the COVID-19 pandemic, could have a material adverse effect on Entrée’s business, results of operations and financial conditions and the Company’s share price by reducing global economic activity, which could have a significant adverse effect on global financial markets and commodity prices, impairing or disrupting the supply chain for Oyu Tolgoi underground development and affecting the health and mobility of Entrée’s or OTLLC’s workforce, rendering employees unable to work or travel.

Risks Associated with the Development of the Oyu Tolgoi Project

The Oyu Tolgoi Investment Agreement and the Mine Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to the Oyu Tolgoi Investment Agreement to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Mine Plan, there may be limitations on the ability of OTLLC, Turquoise Hill and Rio Tinto to enforce the terms of the Investment Agreement and the Mine Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. If the terms of the Investment Agreement or the Mine Plan cannot be enforced effectively, OTLLC, Turquoise Hill and Rio Tinto could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia, which by extension may also deprive Entrée of substantial rights and benefits arising from the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement for OTLLC, Turquoise Hill or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; ground and rock mass conditions and stability; the impact of fluctuations in commodity prices, process water, power and transportation, including costs of

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

Further development of the Oyu Tolgoi project depends upon OTLLC’s ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC’s ability to secure project financing on reasonable commercial terms.

In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for future phases of the Oyu Tolgoi project.

The Oyu Tolgoi Investment Agreement and Mine Plan commit Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement and the Mine Plan. Such a default or breach could result in a termination of the Oyu Tolgoi Investment Agreement and the Mine Plan, which may have a material adverse impact on Entrée and the Company’s share price. The Oyu Tolgoi Investment Agreement commits OTLLC to utilize only Mongolian power sources. Although OTLLC entered into the PSFA with the Government of Mongolia in December 2018, there is no certainty that this project will be completed or that the proposed power plant will be sufficient to meet the needs of the Oyu Tolgoi project. Despite the best efforts of OTLLC, Turquoise Hill and Rio Tinto, the ability to meet OTLLC’s obligations under the PSFA or any future agreement committing OTLLC to use Mongolian power sources is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Oyu Tolgoi Investment Agreement.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Risks Associated with the Sandstorm Agreement

The Sandstorm Agreement provides that if Entrée’s economic interest in the Entrée/Oyu Tolgoi JV Property is reduced, contractually or otherwise, by greater than 17% up to and including 34%, the Company will refund a corresponding portion of the Deposit in accordance with the terms of the Sandstorm Agreement. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Sandstorm Agreement, the Company will be required to return a portion of the Deposit in cash.

If an event of default occurs under the Sandstorm Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Sandstorm Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Under the Sandstorm Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Sandstorm Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated with Mining or Related to Entrée

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The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

Sandstorm’s beneficial shareholdings in the Company, totalling approximately 21.2% of the Company’s outstanding shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling approximately 17.3% of the Company’s outstanding shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Sandstorm Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Sandstorm Agreement.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of OTLLC, is approximately $944,000.

In Mongolia, Entrée and its partners must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Entrée runs its business in different jurisdictions and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these jurisdictions are complicated and subject to change. For this reason, the possibility of future negative effects on the results of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other jurisdictions may be subject to withholding taxes. Entrée has no control over withholding tax rates.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2019 and believes its disclosure controls and procedures are effective.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or

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detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management evaluated the Company’s internal control over financial reporting at December 31, 2019 and concluded that it is effective and that no material weakness relating to design or operations exists. No change in the Company’s internal control over financial reporting occurred during the period beginning on October 1, 2019 and ended on December 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; timing and status of Oyu Tolgoi underground development, the development options under consideration for the design of Panel 0 and the related cost and schedule implications; timing and status of the Tavan Tolgoi-based power project; timing of completion of the Definitive Estimate; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled “Critical Accounting Estimates, Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Q4 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person (“QP”) as defined by NI 43-101.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “mineral reserve”, “Proven mineral reserve” and “Probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” Feasibility Study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “Measured mineral resource”, “Indicated mineral resource” and “Inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility or Pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to SEC Industry Guide 7.